UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

of the Securities Act of 1933

January 20, 2021

(Date of Report (Date of earliest event reported))

Hiro Systems PBC

(Exact name of registrant as specified in its charter)

Delaware	46-3116269
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

101 W. 23rd St. Ste 224

New York, NY 10011

(Address of principal executive offices)

(212) 634-4254

(Registrant’s telephone number, including area code)

Stacks Tokens

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Board Approves Management Determination Regarding Stacks Tokens

The management of Hiro Systems PBC (“Hiro”) concluded that, as Stacks Blockchain 2.0 has been adopted by the Stacks mining community, Hiro is no longer in the position of providing, and will no longer be able to provide, essential managerial services to the Stacks Blockchain. Management concluded further that if Hiro is no longer in the position of providing, and will no longer be able to provide, essential managerial services to the Stacks Blockchain, then it is no longer necessary for Hiro to treat the Stacks Tokens as investment contracts that are securities under the federal securities laws. The management of Hiro presented these conclusions to the Board of Directors of Hiro (the “Board”), and on January 20, 2021, the Board voted to approve the decision of management to no longer treat the Stacks Tokens as investment contracts that are securities under the federal securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIRO SYSTEMS PBC

By:	/s/ Muneeb Ali
Name:	Muneeb Ali
Title:	Chief Executive Officer

Date: January 20, 2021